Exhibit 1

June 29, 2006

Dear Longview Fibre Shareholder,

We at Obsidian are eager to speak with shareholders of Longview Fibre Company about our proposal to acquire the company in an all cash merger. It is clear to us that we have strong shareholder support for our request to be allowed to meet with the company and present our proposal and conduct the diligence necessary to make a final and firm offer. In order to move forward, your support must now be clearly and loudly heard by Longview Fibre’s Board of Directors.

Our meetings and discussions with shareholders provided valuable insight and we have responded to their requests. Most importantly, we have:

• Significantly raised our offer to $20.51 (to be mathematically reduced to the extent new shares are issued at a price below $20.51 in the stock distribution scheduled for early August), which we calculate equates to a pre-distribution offer price of $28.05 per share,

• Secured a commitment letter from our lender, JPMorgan Chase Bank NA, for the debt financing associated with our offer, and

• Communicated to Longview Fibre’s Board of Directors our commitment, our increased offer and our willingness to be ready to commence due diligence and negotiations at any time.

Our actions alone, however, will not convince Longview Fibre’s Board to meet with us. It is critical that the shareholders of Longview Fibre Company speak out.

Please ask the Board to allow us to conduct the due diligence necessary to present to you our highest, best and firmly committed cash offer. Tell them that by cooperating with us, they will be putting your best interests first.

We have attached contact information for Longview Fibre’s Board members. We ask you to contact each member right away and let your thoughts be known. We understand the Board will likely be meeting shortly.

We would be happy to answer any questions about our proposal. Please direct any questions to David Brown or Kevin Padrick at Obsidian (503-542-8866 or 8870). For more information about Obsidian Finance Group, LLC, or our proposal, please visit www.obsidianfinance.com.

In connection with the solicitation of proxies with respect to a special meeting of shareholders of Longview Fibre Company, Obsidian Finance Group, LLC and The Campbell Group, LLC expect to file with the Securities and Exchange Commission (“SEC”) a proxy statement which shareholders are advised to read as it will contain important information. Shareholders will be able to obtain a free copy of such proxy statement (when and if available), the definitive solicitation statement filed by

Obsidian and Campbell on June 1, 2006 in connection with their solicitation of agent designations from Longview Fibre shareholders (the “solicitation statement”), and other relevant documents filed with the SEC from the SEC website at www.sec.gov. Such proxy statement (when and if available) and the solicitation statement also will be provided for free upon request to shareholders by Obsidian and Campbell.

Information concerning Obsidian, Campbell and certain of the officers and employees of Obsidian and Campbell, each of whom may be deemed to be a participant in a solicitation by Obsidian and Campbell of proxies with respect to a special meeting of Longview shareholders, including a description of their direct and indirect interests, by security holdings or otherwise, in the matters to be acted upon at such meeting, may be found in a Schedule 14A filed pursuant to Rule 14a-12 by Obsidian and Campbell on April 18, 2006. A copy of such document is available on the SEC website at www.sec.gov.

Very truly yours,

David W. Brown

Senior Principal

Obsidian Finance Group, LLC

To:	Members of the Board of Directors

Longview Fibre Company

Suggested key points:

It is important for the Board and management of Longview Fibre to meet directly with the principals of Obsidian and Campbell in order to make an accurate, fair assessment of their proposal. The Board needs to put the shareholders’ best interests first. In order for the Board to make a fully informed decision, Obsidian and Campbell must have access to information necessary for them to make their highest, firmly committed offer for the Company.

Longview Fibre’s Shareholders should have the right to cast their vote for a firm and committed offer for the Company that reflects a market premium as substantial as the offer proposed by Obsidian and Campbell. The Board simply cannot ignore an offer of this magnitude.

 We urge the Board to meet immediately with Obsidian/ Campbell and give them access to information necessary for them to conduct due diligence and make their highest and best binding cash offer for the Company.

Longview Fibre Company

Board of Directors Contact List

Phone (360) 575-5903

Fax (360) 423-0320

1.	Rick L. Bentzinger

Vice President, Human Resources

Oregon Health & Science University

3181 SW Sam Jackson Park Road

Portland, Oregon 97239

Phone: 503-494-8311

Fax: 503-494-0056

2.	David L. Bowden

Retired Senior Vice President – Timber

Longview Fibre Company

300 Fibre Way

Longview, WA 98632

Fax: 360-423-0320

3.	Alexis Dow, CPA

Metro Regional Center

600 NE Grand Ave.

Portland, Oregon 97232-2736

Phone: 503-797-1891

Fax: 503-797-1831

Email:dowa@metro.dst.or.us

4.	Mike Henderson

Board Member and former Chair

Prolifiq Software Inc.

15800 SW Upper Boones Ferry Road, Suite 120

Lake Oswego, Oregon 97035

Phone: 503-684-1415

Fax: 503-968-3095

5.	Robert A. Kirchner

Retired President, Kalama Chemical,

Longview Fibre Company

                       300 Fibre Way

Longview, WA 98632

Fax: 360-423-0320

6.	John Kretchmer

CEO

American Licorice

2796 NW Clearwater Drive

Bend, Oregon 97701

Phone: 541-617-0800

Fax: 541-617-1204

7.	Lisa J. McLaughlin

Chief Financial Officer, Senior Vice President – Finance, Secretary and Treasurer

Longview Fibre Company

300 Fibre Way

Longview, WA 98632

ljmclaughlin@longfibre.com

Fax: 360-423-0320

8.	Curtis M. Stevens

Executive Vice President, Administration and CFO

Louisiana Pacific Corporation

414 Union Street, Suite 2000

Nashville, TN 37219

Phone: 615-986-5600

Fax: 615-986-5610

9.	Robert E. Wertheimer

Retired Executive Vice President

Longview Fibre Company

300 Fibre Way

Longview, WA 98632

Fax: 360-423-0320

10.	David A. Wollenberg

Board Member

Longview Fibre Company

300 Fibre Way

Longview, WA 98632

Fax: 360-423-0320

11.	Richard H. Wollenberg

Chairman of the Board, Chief Executive Officer, President and Member of the Executive Committee

Longview Fibre Company

300 Fibre Way

Longview, WA 98632

rhwollenberg@longfibre.com

Fax: 360-423-0320